Mail Stop 4561

July 30, 2008

VIA U.S. MAIL AND FAX (301)841-2307
Mr. Thomas A. Fink
Chief Financial Officer
CapitalSource, Inc.
4445 Willard Avenue
12th Floor
Chevy Chase, MD 20815

Re: CapitalSource, Inc.
        File No. 001-31753
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Fink:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Thomas A. Fink
CapitalSource, Inc.
July 30, 2008
Page 2

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results for the Years Ended December 31, 2007, 2006 and 2005

Adjusted Earnings, page 48

1.   Please explain to us how you have met all the disclosure requirements of question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to Adjusted Earnings

Comparison of the Years Ended December 31, 2007 and 2006

Residential Mortgage Investment Segment

Other (Expense) Income, page 52

2.   We note that you have recognized a net unrealized gain on your Agency Mortgage Backed Securities of approximately $34.9 million for the year ended December 31, 2007. Given recent industry trends, explain to us how you were able to recognize an unrealized gain for the year. In your response please tell us the total gross asset purchases and sales during the year.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

Thomas A. Fink
CapitalSource, Inc.
July 30, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief